FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF AUGUST 2007
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑                    Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐                     No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

Press release
QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index

1.	Press release dated August 9, 2007 (Quebecor Inc.);

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and Quebecor Media Inc. and its Subsidiaries for the period ended June 30, 2007; and

3.	Supplementary Disclosure of Quebecor Media Inc. for the Quarter / 6-Month Period ended June 30, 2007.

August 9, 2007
For immediate release
Quebecor Inc. Announces Second Quarter 2007 Results
Second quarter 2007 highlights
➢	Quebecor Media Inc.’s net income up 49.8% to $88.7 million.
➢	Quebecor Inc.’s net income up 23.2% to $36.6 million ($0.57 per basic share), excluding unusual items, which include unrealized gains and losses on re-measurement of exchangeable debentures.
➢	Quebecor’s revenues down $53.8 million (-2.3%) and operating income up $3.1 million (0.9%); operating income up $27.7 million (13.4%) at Quebecor Media and down $20.4 million (-14.6%) at Quebecor World.
➢	Videotron Ltd. quarterly customer growth: 55,000 for cable telephone service, 26,000 for cable Internet access, 10,400 phones for wireless telephone service, 1,900 customers for all cable television services combined (including a 26,300 customer increase for illico Digital TV).
➢	Quebecor Media acquires all outstanding units of Osprey Media Income Fund for a cash consideration of $414.4 million (excluding assumed debt).
Montréal, Québec — Quebecor Inc. reported second quarter 2007 revenues of $2.29 billion, a $53.8 million (-2.3%) decrease. Quebecor Media’s revenues increased by $75.4 million (10.2%) while Quebecor World’s revenues decreased by $134.3 million (-8.2%). The impact of the conversion of Quebecor World’s revenues into Canadian dollars produced an unfavourable foreign exchange variance estimated at $30.0 million.1 Quebecor generated $350.2 million in operating income in the second quarter of 2007, an increase of $3.1 million (0.9%). Operating income rose by $27.7 million (13.4%) to $234.9 million at Quebecor Media and decreased by $20.4 million (-14.6%) to $119.5 million at Quebecor World.
“Quebecor Media posted excellent second quarter 2007 results, with sustained increases in revenues and operating income,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Inc. “The Cable segment’s results continued trending upward, with strong customer growth for all its services. The results of the Leisure and Entertainment segment also showed significant improvement. Meanwhile, Quebecor World was completing its retooling and restructuring programs at the end of the second quarter of 2007. Under continuing soft market conditions, Quebecor World’s quarterly results were again affected

[1]	The average exchange rate used for the translation of Quebecor World’s results into Canadian dollars was US$1.00 = $1.10 in the second quarter of 2007, compared with US$1.00 = $1.12 in the same period of 2006, producing an unfavourable foreign exchange variance estimated at $30.0 million.

by operational inefficiencies and costs related to these programs. However, the retooling and restructuring programs, which are running ahead of the originally scheduled completion date in 2008 and should be wrapped up prior to the commencement of the busy season of Quebecor World’s customers in the second half of the year, is expected to have a positive impact on Quebecor World’s results.”
Quebecor recorded net income of $43.2 million ($0.67 per basic share) in the second quarter of 2007, compared with $13.8 million ($0.21 per basic share) in the same period of 2006. The $29.4 million ($0.46 per basic share) increase was due to the recognition in the second quarter of 2007 of an $18.9 million gain on re-measurement of exchangeable debentures and of a portfolio investment, compared with an $11.8 million loss in the same quarter of 2006, a $30.7 million improvement, and to the increase in Quebecor Media’s net income.
Excluding unusual items, i.e., the reserve for restructuring of operations, impairment of assets and other special charges, the unrealized (gain) loss on re-measurement of debentures and of a portfolio investment, the loss on debt refinancing and the loss (gain) on sales of businesses and other assets, all net of income tax and non-controlling interest, net income from continuing operations was $36.6 million in the second quarter of 2007 ($0.57 per basic share), compared with $29.7 million ($0.46 per basic share) in the same period of 2006, an increase of $6.9 million ($0.11 per basic share).
Quebecor Media’s net income rose $29.5 million (49.8%) to $88.7 million in the second quarter of 2007 mainly as a result of the $27.7 million growth in operating income.
Quebecor World recorded a US$25.9 million net loss in the second quarter of 2007, compared with a US14.7 million net loss in the same period of 2006. The unfavourable variance of US$11.2 million was mainly due to a US$16.2 million (-13.0%) decrease in operating income.
Year-to-date
On a year-to-date basis, Quebecor’s revenues decreased $58.7 million (-1.2%) to $4.66 billion. Quebecor Media’s revenues were up $130.6 million (9.1%) and Quebecor World’s revenues were down $196.9 million (-5.9%).
Quebecor’s operating income decreased slightly by $1.8 million (-0.3%) to $647.9 million for the first half of 2007. Quebecor Media’s operating income increased by $57.0 million (15.6%) to $423.1 million and Quebecor World’s operating income decreased by $50.3 million (-17.7%) to $233.6 million. Quebecor’s corporate charges related to the stock option plan increased by $8.0 million.
Quebecor recorded net income of $28.6 million ($0.44 per basic share) for the first half of 2007, compared with a net loss of $46.9 million ($0.73 per basic share) for the same period of 2006. The $75.5 million improvement was due primarily to the recognition by Quebecor Media of a $331.6 million unusual loss on debt refinancing in the first quarter of 2006, in connection with the refinancing of its notes on January 17, 2006. This positive factor was partially offset by an unfavourable variance of $35.6 million in the unrealized gain on re-measurement of exchangeable debentures, a $16.3 million increase in the amortization charge, mainly at Quebecor Media, and a $16.5 million increase in the reserve for

[2]	The average exchange rate used for the translation of Quebecor World’s results in the first half of 2007 was US$1.00 = $1.14, unchanged from the first half of 2006.

restructuring of operations, impairment of assets and other special charges, mainly at Quebecor World. Unfavourable variances of $98.5 million and $74.9 million in income tax and non-controlling interest respectively were recorded in the first half of 2007, resulting primarily from the net impact of the factors discussed above.
Excluding unusual items, i.e., the reserve for restructuring, impairment of assets and other special charges, the unrealized (gain) loss on re-measurement of debentures and of a portfolio investment, the loss on debt refinancing and the loss (gain) on sales of businesses and other assets, all net of income tax and non-controlling interest, net income was $48.0 million in the first half of 2007 ($0.75 per basic share), compared with $47.1 million ($0.73 per basic share) in the same period of 2006, an increase of $0.9 million ($0.02 per basic share).
Quebecor Media recorded net income of $129.9 million in the first half of 2007, compared with a $119.2 million net loss in the same quarter of 2006. The $249.1 million improvement was mainly due to the recognition of a $331.6 million unusual loss on debt refinancing in the first quarter of 2006, as well as the $57.0 million increase in operating income in the first half of 2007.
Quebecor World recorded a US$71.2 million net loss in the first half of 2007, compared with a US$20.7 million net loss in the same period of 2006. The unfavourable variance of US$50.5 million was mainly due to a US43.4 million decrease in operating income, a US$14.7 million increase in financial expenses and a US$12.0 million increase in the reserve for restructuring, impairment of assets and other special charges.
Dividend
On August 9, 2007, the Quebecor Inc. Board of Directors declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on September 18, 2007 to shareholders of record at the close of business on August 24, 2007. This dividend is designated to be an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.
Full financial information
For a detailed analysis of the results of Quebecor Inc. and its subsidiaries for the second quarter and first six months of 2007, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor Inc. at http://www.quebecor.com/InvestorCenter/QIQuarterlyReports.aspx. A summary segmented analysis and definitions of operating income and of average revenue per user are provided below.
Conference call for investors and Webcast
Quebecor Inc. will hold a conference call to discuss its results for the second quarter and first six months of 2007 on Thursday, August 9, 2007, at 4:00 p.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code 23837#. A tape recording of the call will be available from August 9 through September 7, 2007, by dialling 1 877 293-8133, access code 508388#. The conference call will also be broadcast live on Quebecor’s Web site at http://www.quebecor.com/InvestorCenter/QIConferenceCall.aspx. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.
Forward-looking statements
The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions which could cause the Company’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for the Company’s products and pricing actions by competitors), risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, commodity risks (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, government regulation risks, risks related to tax changes and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available at www.sedar.com and www.quebecor.com including, in particular, the “Risks and Uncertainties” section in the Company’s Management Discussion and Analysis for the year ended December 31, 2006 and the “Risk Factors” section of the Company’s 2006 Annual Information Form.
The forward-looking statements in this press release reflect the Company’s expectations as of August 9, 2007, and are subject to change after that date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.
The Company
Quebecor Inc. (TSX: QBR.A, QBR.B) is a communications company with operations in North America, Europe, Latin America and Asia. It has two operating subsidiaries, Quebecor World Inc. and Quebecor Media Inc. Quebecor World is one of the largest commercial print media services companies in the world. Quebecor Media owns operating companies in numerous media related businesses: Videotron Ltd., the largest cable operator in Québec and a major Internet Service Provider and provider of telephone and business telecommunications services; Quebecor Media’s Newspapers segment, the largest publisher of newspapers in Canada; TVA Group Inc., operator of the largest French-language over-the-air television network in Québec, a number of specialty channels, and the English-language over-the-air station Sun TV; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia; companies engaged in book publishing and magazine publishing; and companies engaged in the production, distribution and retailing of cultural products, namely Archambault Group Inc., the largest chain of music stores in eastern Canada, TVA Films, and Le SuperClub

Videotron Ltd., a chain of video and video-game rental and retail stores. Quebecor has operations in 18 countries.

Information:
Jacques Mallette	Luc Lavoie
Executive Vice President and	Executive Vice President, Corporate Affairs
Chief Financial Officer	(514) 380-1974
(514) 877-5117	(514) 947-6672 (mobile)
lavoie.luc@quebecor.com

SEGMENTED ANALYSIS AND DEFINITIONS
Quebecor World Inc.
Continuation of transformation plan
Quebecor World continues to build on the initiatives it launched in 2006 with regard to its Five-Point Transformation Plan. During the second quarter of 2007, Quebecor World announced its plan to expand its co-mail platform into the Northeast of the United States with the addition of two new 30-pocket machines. Quebecor World announced the acquisition of the assets of Colorscope, Inc., a high-quality interactive and print imaging services provider, bringing new Premedia composition resources to Quebecor World to drive greater customer value. To build high performance teams, Quebecor World made significant progress in development of programs and training in the second quarter of 2007. Quebecor World also continued to make progress on its Continuous Improvement Program across its North American platform. Of the 41 projects launched during the first wave, 20 have been completed with the remaining projects nearing completion. This group has also launched 20 additional projects. The second wave initiated 47 projects during the second quarter. Quebecor World is on track to complete its retooling program before the busy season in 2007. Quebecor World also finalized its Book retooling plan in July 2007 with the installation of two presses at its Book facility in Buffalo, New York. To maximize the benefits of the retooling, Quebecor World is also continuing restructuring initiatives that involved the completion of the closure of the Phoenix, Arizona facility and the announcement of the closure of a facility in Vancouver, British Columbia in the second quarter of 2007. Quebecor World redeemed all of its outstanding 6.00% Convertible Senior Subordinated Notes due in 2007 for a total consideration of $127.8 million. Finally, on August 3, 2007, Quebecor World initiated cash tender offers to repurchase the majority of outstanding Senior Notes (8.42%, 8.52%, 8.54% and 8.69%) of Quebecor World Capital Corporation and launched consent solicitation to amend the Note purchase agreements. The tender offers were launched with a view to providing Quebecor World with greater financial flexibility (see the “Financial ratios, financial covenants and credit ratings” section).
Analysis of second quarter of 2007 operating results
At the end of the second quarter of 2007, Quebecor World was completing its retooling and restructuring programs. The North American retooling program should be finalized by the end of the third quarter of 2007. This revised completion date is significantly earlier than the previously planned completion in 2008, and is prior to the commencement of Quebecor World’s customers’ busy season. Quebecor World’s quarterly results were again affected by operational inefficiencies and costs related to these programs, as well as continuing adverse market conditions.
In the second quarter of 2007, Quebecor World’s revenues amounted to US$1.36 billion, a US$92.1 million (-6.3%) decrease from the same period of the previous year. Excluding the favourable impact of the translation of currencies other than the U.S. dollar (US$25.2 million), revenues decreased by 8.1% in the second quarter of 2007 due primarily to lower paper sales, as well as temporary restructuring inefficiencies and plant closures, affecting volumes, and to continued price pressures.
Paper sales, excluding the effect of currency translation, decreased by 17.7% for the second quarter of 2007 compared with the same period in 2006.

Operating income decreased by US$16.2 million (-13.0%) to US$108.4 million in the second quarter of 2007 due to the competitive market conditions as well as costs and temporary operational inefficiencies related to the start-up of new presses, which were increased by the acceleration of Quebecor World’s retooling plan during the first half of 2007. A significant portion of the shortfall in operating income was attributable to Quebecor World’s European segment, which was in the most intense part of its retooling program. The impact of these unfavourable factors was partially offset by productivity gains and cost reductions in some groups, including those in which the retooling and restructuring initiatives have been completed.
Cost of sales for the second quarter of 2007 decreased by 6.5% compared with the same period of the previous year, mainly due to decreases in sales volume and labour costs, both partly resulting from plant closures. Gross profit margin was 16.1% in the second quarter of 2007 compared with 16.0% in the same period of 2006. Excluding the negative impact of currency fluctuation, gross profit margin increased to 16.3% in the second quarter of 2007. The improvement in Quebecor World’s gross profit margin principally reflects productivity gains in business groups where the retooling and restructuring initiatives have been completed.
Selling, general and administrative expenses and securitization fees increased by US$2.9 million (2.7%) to US$110.9 million in the second quarter of 2006 partly as a result of changes in the timing of accrual for compensation charges in 2007 compared with 2006.
Quebecor World recorded a US$36.0 million reserve for restructuring of operations, impairment of assets and other special charges in the second quarter of 2007 in connection with the initiatives announced during the quarter and the continuation of initiatives from the first quarter of 2007 and previous years. This reserve includes the impact of plant closings and consolidation in North America, as well as impairment of long-term assets in North America and headcount reductions in Europe. In the second quarter of 2007, Quebecor World completed the closure of the Phoenix, Arizona facility and announced the closure of a facility in Vancouver, British Columbia.
The 2007 restructuring initiatives affected a total of 892 employees, of which 765 positions had been eliminated as of June 30, 2007. The remaining 127 positions will be eliminated in the near future. However, Quebecor World estimates that 387 new positions should be created in other facilities with respect to the 2007 initiatives. During the first half of 2007, the execution of prior years’ initiatives resulted in the elimination of 755 positions with 227 more to come.
Stated in Canadian dollars, Quebecor World’s revenues were $1.50 billion in the second quarter of 2007, a decrease of $134.3 million (-8.2%), while operating income decreased by $20.4 million (-14.6%) to $119.5 million.
Analysis of first half 2007 operating results
On a year-to-date basis, Quebecor World’s revenues were US$2.75 billion, a decrease of US$166.2 million (-5.7%) compared with the previous year. Excluding the favourable impact of the translation of currencies other than the U.S. dollar (US$44.7 million), revenues decreased by 7.2% during the first half of 2007. Operating income decreased by US$43.4 million (-17.4%) to US$205.8 million.

Stated in Canadian dollars, Quebecor World’s year-to-date revenues decreased by $196.9 million (-5.9%) to $3.13 billion. Operating income totalled $233.6 million, a decrease of $50.3 million (-17.7%) compared with the same period of 2006.
Outlook for remainder of 2007
Quebecor World continues to experience a number of challenges and expects to continue to face difficult and highly competitive market conditions. In response, it is taking measures to implement over time its Five-Point Transformation Plan, described in the 2006 annual Management Discussion and Analysis. Quebecor World believes that it is making progress on all five points within the transformation plan.
Quebecor World had substantially completed its retooling program at the end of the second quarter of 2007 and the installation of the final 64-page press in the Catalog Group in North America is expected to be completed in the beginning of the third quarter of 2007. This revised completion date is significantly earlier than the previously planned completion in 2008, and is prior to the commencement of Quebecor World’s customers’ busy season. Quebecor World expects this should have positive benefits on the results for the second half of 2007. However, results may continue to be negatively impacted by the market conditions that may continue to be difficult as well as by temporary disruptions of operations and losses from operational inefficiencies that may arise upon the installation of the final set of presses as part of Quebecor World’s retooling program.
Goodwill impairment
Quebecor World commenced its annual goodwill impairment test in the second quarter of 2007. Management has determined that the US$161.4 million carrying value of goodwill for its European reporting unit may not be recoverable and that the resulting impairment of such goodwill may amount to as much as its carrying value. Quebecor World expects to complete the annual impairment analysis before the end of 2007.
Financial ratios and restrictive financial clauses
As of June 30, 2007, Quebecor World was in compliance with all required financial ratios and restrictive financial clauses in the main financing and securitization agreements. In the past, Quebecor World has obtained temporary accommodation of certain covenants under its bank credit facilities in order to provide itself with greater financial flexibility. This temporary accommodation will expire upon the release of Quebecor World’s results for the third quarter of 2007 and Quebecor World management believes it may be necessary to obtain additional accommodations in order to remain compliant with its bank and securitization covenants. On August 3, 2007, Quebecor World (USA) Inc. launched cash tender offers to purchase the majority of the Senior Notes (8.42%, 8.52%, 8.54% and 8.69%) of Quebecor World Capital Corporation. In conjunction with the cash tender offers, Quebecor World (USA) launched a consent solicitation to amend the note purchase agreements governing the Senior Notes with a view to providing itself with greater financial flexibility. There can be no assurance that Quebecor World will complete the initiatives described above and be able to renegotiate the terms and conditions of its financing agreements and securitization programs, which may in turn require Quebecor World to redeem, repay or repurchase its obligations prior to their scheduled maturity. However, Quebecor World management expects to receive the necessary accommodations and / or to complete certain financing initiatives in order to remain in compliance with all debt covenants.
Quebecor Media Inc.
Quebecor Media’s revenues increased by $75.4 million (10.2%) to $815.3 million and its operating income by $27.7 million (13.4%) to $234.9 million in the second quarter of 2007.
On a year-to-date basis, Quebecor Media’s revenues increased by $130.6 million (9.1%) to $1.57 billion and its operating income increased by $57.0 million (15.6%) to $423.1 million.
Cable segment
The Cable segment’s revenues increased by $57.6 million (18.3%) to $371.9 million in the second quarter of 2007, mainly because of customer growth.
Operating income increased by $23.8 million (19.5%) to $145.7 million, mainly because of the revenue growth, including increases in some rates, which was partially offset by the variance in charges related to Quebecor Media’s stock option plan. Excluding the stock option expense, the Cable segment’s operating income increased by 30.3% in the second quarter of 2007, compared with 17.0% in the same quarter of 2006.
Videotron grew its customer base by the following numbers during the second quarter of 2007:
➢	55,000 more customers for cable telephone service (56,200 in 2006).
➢	26,000 more customers for cable Internet access (28,800 in 2006).
➢	10,400 more phones for wireless telephone service.
➢	1,900 more customers for all cable television services combined, i.e., net increase for analog service and illico Digital TV (1,200 in 2006), including 26,300 more customers for illico Digital TV (33,000 in 2006).
Videotron’s monthly average revenue per user (“ARPU”) increased by $9.78 (16.3%) from $60.17 in the second quarter of 2006 to $69.95 in the second quarter of 2007.
On a year-to-date basis, the Cable segment grew its revenues by $114.8 million (18.6%) to $730.7 million and its operating income by $55.0 million (22.9%) to $294.7 million. Excluding the stock option expense, the Cable segment’s operating income increased by 29.1% in the first half of 2007, compared with 18.5% in the first half of 2006.
In the second quarter of 2007, Videotron recommitted to building a wireless network based on cutting-edge third generation (3G) technology in order to offer its Québec customers integrated mobile multimedia services at the best possible price. To do so, Videotron will need to obtain spectrum rights and equitable competitive conditions in the spectrum auction which the federal government plans to hold in early 2008.

Newspapers segment
The Newspapers segment’s revenues rose by $0.9 million (0.4%) to $241.8 million in the second quarter of 2007. Advertising revenues grew by 1.9% due to increases at the free dailies and the community newspapers. Circulation revenues decreased by 3.7%. Distribution, commercial printing and other revenues combined decreased by 3.5%, mainly because of lower distribution revenues. Revenues were down $1.7 million (-1.0%) at the urban dailies and up $1.1 million (1.4%) at the community newspapers in the second quarter of 2007. Within the urban dailies group, the revenues of the free dailies increased by 54.0% compared with the second quarter of 2006 due to excellent results posted by the Montréal, Toronto and Vancouver dailies, and the launch of free dailies in Ottawa and Ottawa-Gatineau in November 2006, and in Calgary and Edmonton in February 2007.
The Newspapers segment’s operating income totalled $54.7 million in the second quarter of 2007, a $5.5 million (-9.1%) decrease from the same quarter of 2006 attributable primarily to investments related to the launch of four new free dailies (in Ottawa, Ottawa-Gatineau, Calgary and Edmonton), an unfavourable variance in the charge for Quebecor Media’s stock option plan and one-time costs related to the labour dispute at Le Journal de Québec. Excluding these items, operating income was flat at $60.2 million in the second quarter of 2007. Excluding the launch of four new free dailies and one-time costs related to the labour dispute at Le Journal de Québec, operating income from the urban dailies increased by $0.9 million (2.1%). Operating income from the dailies in the Western Group, The London Free Press and The Toronto Sun increased by 18.6%, 14.8% and 12.8% respectively during the same period. Excluding the launch of the four new free dailies, the operating loss of the free dailies decreased by 64.1% in the second quarter of 2007. Operating income from the community newspapers was unchanged.
On a year-to-date basis, the Newspapers segment’s revenues increased by $1.5 million (0.3%) to $462.1 million and its operating income decreased by $8.1 million (-8.3%) to $89.2 million, primarily as a result of investments related to the launch of four new free dailies in Ottawa, Ottawa-Gatineau, Calgary and Edmonton, one-time costs related to the labour disputes at Le Journal de Montréal and Le Journal de Québec, and variances in the charge for Quebecor Media’s stock option plan. Excluding these items, operating income totalled $100.9 million in the first half of 2007, compared with $99.3 million in the same period of the previous year. The $1.6 million (1.6%) increase was largely due to the impact of restructuring initiatives.
Commissioning of the Mirabel Printing facility in Québec is proceeding on schedule. The third and last press began operating in May 2007. It is being used to print some Quebecor Media newspapers and other products.
Le Journal de Québec has been engaged in a labour dispute with its unionized pressroom, newsroom and office employees since April 22, 2007. The outcome of this dispute cannot be foreseen at this time. A new collective bargaining agreement was signed with the newspaper’s unionized sales department employees on April 2, 2007. To date, there has been no interruption in publication of Le Journal de Québec and Sun Media Corporation intends to keep measures in place to continue offering a high-calibre product.
On May 31, 2007, Quebecor Media announced that it had entered into an acquisition and support agreement pursuant to which Quebecor Media would make a take-over bid to acquire all outstanding units of Osprey Media at a price of $7.25 per unit. In addition, Quebecor Media made arrangements for Osprey Media to have access to a new five-year $60.0 million revolving credit facility which Osprey Media may use to replace its existing $65.0 million revolving credit facility. On July 5, 2007, Quebecor Media notified Osprey Media of its offer (“Amended Offer”) to amend the terms of its initial offer by, among other things, increasing the offer price to $8.45 per unit for a total cash consideration of $414.4 million (excluding assumed liabilities) and thereby exercising its “right to match” a superior proposal in accordance with the acquisition and support agreement. This Amended Offer was approved by the Board of Trustees of Osprey Media and remained open for acceptance until August 3, 2007. On August 3, 2007, Quebecor Media accepted all of the 44,299,639 units (90.3%) of Osprey Media deposited under the Amended Offer at such time and amended Osprey Media’s declaration of trust. Accordingly, on August 8, 2007, Quebecor Media acquired the remaining units not deposited under the Amended Offer pursuant to the compulsory acquisition provisions of Osprey Media’s amended declaration of trust and paid a total cash consideration of $414.4 million for all units acquired (excluding assumed liabilities). Osprey Media is one of Canada’s leading publishers of daily and non-daily newspapers, magazines and specialty publications. Its publications include 20 daily newspapers and 34 non-daily newspapers together with shopping guides, magazines and other publications. The addition of Osprey Media’s properties makes Quebecor Media’s Newspapers segment the largest publisher of newspapers in Canada.
Broadcasting segment
The Broadcasting segment recorded revenues of $106.5 million in the second quarter of 2007, an increase of $3.0 million (2.9%). Revenues from broadcasting operations were flat. Higher subscription revenues and advertising revenues at the specialty channels (Mystère, ARGENT, Prise 2, LCN, mentv and Mystery), higher advertising revenues at Sun TV and an increase in revenues from commercial production were offset by a decrease in advertising revenues at the TVA Network. Revenues from distribution operations increased by $2.4 million (89.3%) due to three theatrical releases in the second quarter of 2007, compared with two in the same quarter of 2006, and the success of some video releases, including the film Because I Said So. Revenues from publishing operations were flat in the second quarter of 2007.
The Broadcasting segment recorded operating income of $22.1 million in the second quarter of 2007, a $3.3 million (17.6%) increase. Operating income from broadcasting operations increased by $0.2 million in the second quarter of 2007. The impact of higher revenues at the specialty channels and Sun TV, coupled with lower content costs at the over-the-air stations, outweighed the impact of a decrease in advertising revenues at the TVA Network and an unfavourable variance generated by a gain on litigation settlement recognized in the second quarter of 2006, also at the TVA Network. Operating income from distribution operations increased by $2.0 million in the second quarter of 2007 because of lower film release costs, combined with the success of the video release of the film Because I Said So. Operating income from publishing operations increased by $1.0 million compared with the second quarter of 2006, mainly as a result of reductions in some operating costs, including printing costs.
On a year-to-date basis, the Broadcasting segment’s revenues increased by $5.4 million (2.8%) to $199.8 million and its operating income by $6.4 million (34.8%) to $24.8 million.
The TVA Network continued registering excellent ratings for its entire program schedule during the winter/spring 2007 season. According to the BBM People Meter (PPM) surveys for the period of

January 8 to April 29, 2007, the TVA Network had an audience share of 27%, more than its two nearest rivals combined. The TVA Network had 9 of the 10 top-rated shows and 24 of the top 30.
Leisure and Entertainment segment
The Leisure and Entertainment segment’s revenues rose $11.9 million (17.8%) to $78.6 million in the second quarter of 2007 due to revenue increases of 40.9% at Quebecor Media Book Group Inc. and 13.7% at Archambault Group Inc. The significant 40.9% growth in the revenues of Quebecor Media Book Group in the second quarter of 2007 was mainly due to increased bookstore, mass market and textbook sales. The success of the French translation of the international bestseller The Secret by Rhonda Byrne, distributed by Messageries A.D.P. inc., which sold more than 182,000 copies in the second quarter of 2007, contributed to the higher revenues at Quebecor Media Book Group. The fact that sales of new textbooks for Québec high schools by CEC Publishing Inc. were realized earlier in the year was also a factor. Archambault Group’s retail sales, distribution revenues and production revenues rose 7.0%, 10.6% and 32.3% respectively in the second quarter of 2007.
The Leisure and Entertainment segment recorded operating income of $7.8 million in the second quarter of 2007, compared with a $0.5 million operating loss in the same quarter of 2006. The $8.3 million increase was essentially due to the impact of the significant increase in the revenues of Quebecor Media Book Group, particularly in the academic and distribution segments, and the increase in Archambault Group’s revenues. Improvements in the second quarter of 2007 resulting from inventory adjustments, and reductions in operating costs, were also contributing factors.
On a year-to-date basis, the Leisure and Entertainment segment’s revenues increased $9.3 million (6.8%) to $146.8 million and its operating income by $7.1 million to $7.6 million.
Interactive Technologies and Communications segment
The revenues of the Interactive Technologies and Communications segment rose by $3.2 million (17.1%) in the second quarter of 2007 to $21.9 million. The increase reflects the impact of the acquisition of Crazy Labs Web Solutions, S.L. in July 2006, the recruitment of new customers and the favourable impact of exchange rate fluctuations. These favourable factors were partially offset by lower revenues in the United States due to the loss of a major customer.
The segment’s operating income decreased by $0.6 million (-40.0%) to $0.9 million in the second quarter of 2007. A special charge related to the change in the stock option plan in the second quarter of 2007, combined with the loss of a major account in North America, outweighed the positive impact of revenue growth on operating income.
On a year-to-date basis, the revenues of the Interactive Technologies and Communications segment were $42.9 million, an increase of $6.2 million (16.9%), while operating income totalled $1.4 million, a decrease of $1.6 million (-53.3%).
Internet/Portals segment

The revenues of the Internet/Portals segment totalled $11.7 million in the second quarter of 2007, an increase of $1.7 million (17.0%). At the special-interest portals, revenues increased by 19.7% due primarily to revenue growth at jobboom.com, as well as most of the other portals. At the general-interest portals, revenues grew by 14.9% compared with the second quarter of 2006 due to increased advertising revenues.
Operating income amounted to $1.4 million in the second quarter of 2007, a $1.3 million (-48.1%) decrease. The revenue growth did not entirely offset the unfavourable impact of increases in some operating costs, including labour and advertising and promotion costs. These cost increases were caused in part by the introduction of a new business development strategy and investment in new products.
On a year-to-date basis, Canoe’s revenues totalled $23.1 million, a $2.7 million (13.2%) increase. Operating income was $3.1 million, a $2.8 million (-47.5%) decrease.
On June 30, 2007, Canoe closed the sale of the operations of Progisia Informatique, a division of Canoe in the Internet/Portals segment, to Groupe Conseil OSI inc. The sale of Progisia Informatique is consistent with Canoe’s plans to refocus its operations on the Internet market.
Financing activities
On July 23, 2007, Quebecor Media exercised its option to pay down the Additional Amount payable to The Carlyle Group for a total cash consideration of $127.2 million.
On August 8, 2007, Quebecor Media Inc. also entered into a Senior Bridge Facility of up to $500.0 million to finance the acquisition of Osprey Media Income Fund. This facility bears interest at banker’s acceptance rate or prime rate plus, in each case, an applicable premium and is junior to any secured debt of Quebecor Media Inc. This facility is for an initial one-year term and, subject to customary conditions, shall be extended for a further nine-year term. Furthermore, under certain conditions, the lenders can elect to receive, at any time on or after August 8, 2008, senior unsecured notes in exchange for all or part of the principal then outstanding.
Definitions
Operating income
In its analysis of operating results, the Company defines operating income or loss, as reconciled to net income (net loss) under Canadian GAAP, as net income (net loss) before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, (gain) loss on re-measurement of exchangeable debentures and of a portfolio investment, loss on debt refinancing, loss (gain) on sales of businesses and other assets, income taxes, dividends on Preferred Shares of a subsidiary, net of income tax, non-controlling interest and the results of discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that operating income is a meaningful measure of performance. The Company considers the media and printing segments as a whole and uses operating income in order to assess the performance of its investment in Quebecor World and Quebecor Media. The Company’s management and Board of Directors use this measure in evaluating its consolidated results as well as results of the Company’s operating segments. This measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and is unaffected by the capital structure or investment activities of the Company and its segments. Operating income is also relevant because it is a significant component of the Company’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in the Company’s segments. The Company also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income may not be the same as similarly titled measures reported by other companies. A table reconciling operating income with the closest Canadian GAAP measure is provided in the Management Discussion and Analysis, available at www.sedar.com and www.quebecor.com.
Average Monthly Revenue per User
ARPU is an industry metric that the Company uses to measure its average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement that is consistent with Canadian GAAP, and the Company’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Company calculates ARPU by dividing its combined cable television, Internet access and telephony revenues by the average number of its basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars, except for earnings per share data)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

REVENUES
Printing	$1,495.1	$1,629.4	$3,127.1	$3,324.0
Cable	371.9	314.3	730.7	615.9
Newspapers	241.8	240.9	462.1	460.6
Broadcasting	106.5	103.5	199.8	194.4
Leisure and Entertainment	78.6	66.7	146.8	137.5
Interactive Technologies and Communications	21.9	18.7	42.9	36.7
Internet/Portals	11.7	10.0	23.1	20.4
Head office and inter-segment	(35.5)	(37.7)	(76.0)	(74.3)

	2,292.0	2,345.8	4,656.5	4,715.2

Cost of sales and selling and administrative expenses	1,941.8	1,998.7	4,008.6	4,065.5
Amortization	153.9	147.0	312.3	296.0
Financial expenses	109.6	109.9	210.4	203.2
Reserve for restructuring of operations, impairment of assets and other special charges	43.4	43.1	84.9	68.4
(Gain) loss on re-measurement of exchangeable debentures and a portfolio investment	(18.9)	11.8	(5.9)	(41.5)
Loss on debt refinancing	1.4	—	1.4	331.6
Loss (gain) on sale of businesses and other assets	0.6	(1.5)	12.4	1.1

INCOME (LOSS) BEFORE INCOME TAXES	60.2	36.8	32.4	(209.1)
Income taxes:
Current	(24.1)	9.0	(1.0)	(12.6)
Future	6.1	(19.1)	(22.6)	(109.5)

	(18.0)	(10.1)	(23.6)	(122.1)

	78.2	46.9	56.0	(87.0)
Dividends on preferred shares of subsidiaries, net of income taxes	(8.7)	(8.4)	(17.1)	(21.3)
Non-controlling interest	(28.9)	(24.6)	(13.2)	61.7

INCOME (LOSS) FROM CONTINUING OPERATIONS	40.6	13.9	25.7	(46.6)
Income (loss) from discontinued operations	2.6	(0.1)	2.9	(0.3)

NET INCOME (LOSS)	$43.2	$13.8	$28.6	$(46.9)

EARNINGS PER SHARE
Basic
From continuing operations	$0.63	$0.21	$0.40	$(0.73)
Net income (loss)	0.67	0.21	0.44	(0.73)
Diluted
From continuing operations	0.62	0.21	0.39	(0.73)
Net income (loss)	0.66	0.21	0.43	(0.73)

Weighted average number of shares outstanding (in millions)	64.3	64.3	64.3	64.3

 1

QUEBECOR INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, (gain) loss on re-measurement of exchangeable debentures and of a portfolio investment, loss on debt refinancing and loss (gain) on sale of businesses and other assets

Printing	$119.5	$139.9	$233.6	$283.9
Cable	145.7	121.9	294.7	239.7
Newspapers	54.7	60.2	89.2	97.3
Broadcasting	22.1	18.8	24.8	18.4
Leisure and Entertainment	7.8	(0.5)	7.6	0.5
Interactive Technologies and Communications	0.9	1.5	1.4	3.0
Internet/Portals	1.4	2.7	3.1	5.9
General corporate (expenses) revenues	(1.9)	2.6	(6.5)	1.0

	$350.2	$347.1	$647.9	$649.7

Amortization
Printing	$81.8	$83.1	$170.0	$167.3
Cable	54.9	47.2	108.9	97.0
Newspapers	10.2	9.4	19.6	17.9
Broadcasting	3.4	3.6	6.6	7.2
Leisure and Entertainment	2.1	2.3	4.1	4.0
Interactive Technologies and Communications	0.7	0.4	1.5	0.8
Internet/Portals	0.4	0.2	0.7	0.4
Head Office	0.4	0.8	0.9	1.4

	$153.9	$147.0	$312.3	$296.0

Additions to property, plant and equipment
Printing	$64.5	$97.8	$154.9	$154.6
Cable	68.8	82.6	157.1	141.9
Newspapers	12.7	43.1	29.9	73.7
Broadcasting	2.8	1.9	6.3	3.6
Leisure and Entertainment	0.2	0.6	0.4	1.3
Interactive Technologies and Communications	0.6	0.2	1.5	0.5
Internet/Portals	1.5	0.4	2.4	0.6
Head office	6.6	1.6	10.3	2.2

	$157.7	$228.2	$362.8	$378.4

 2

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Net income (loss)	$43.2	$13.8	$28.6	$(46.9)

Other comprehensive income (loss), net of income taxes and non-controlling interest
Unrealized loss on translation of net investments in foreign operations	(70.9)	(41.0)	(79.1)	(33.5)
Translation loss on net investments in foreign operations recognized in net income (loss)	—	0.1	0.2	0.6
Unrealized gain on derivative instruments	4.1	—	10.7	—
Loss on derivative instruments recognized in net income (loss)	0.2	—	1.2	—

	(66.6)	(40.9)	(67.0)	(32.9)

COMPREHENSIVE LOSS	$(23.4)	$(27.1)	$(38.4)	$(79.8)

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Balance at beginning of period, as previously reported	$1,386.7	$1,221.6	$1,165.9	$1,285.5

Cumulative effect of changes in accounting policies:
Evaluation of misstatements	—	(12.8)	—	(12.8)
Financial instruments	(18.6)	—	220.0	—

As revised	1,368.1	1,208.8	1,385.9	1,272.7

Net income (loss)	43.2	13.8	28.6	(46.9)

	1,411.3	1,222.6	1,414.5	1,225.8

Redemption of convertible notes	8.3	—	8.3	—
Dividends	(3.2)	(3.2)	(6.4)	(6.4)

Balance at end of period	$1,416.4	$1,219.4	$1,416.4	$1,219.4

 3

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Cash flows related to operations
Income (loss) from continuing operations	$40.6	$13.9	$25.7	$(46.6)
Adjustments for:
Amortization of property, plant and equipment	151.7	144.5	307.8	291.6
Amortization of deferred charges and other assets	2.2	2.5	4.5	4.4
Amortization of contract acquisition costs	6.0	6.8	12.6	13.8
Impairment of assets and non-cash portion of restructuring charges	21.6	3.8	36.6	11.2
Net loss (gain) on derivative instruments and on foreign currency translation of financial instruments	2.1	1.8	(8.2)	0.3
Loss (gain) on revaluation of the Additional Amount payable	—	4.8	5.2	(3.4)
(Gain) loss on sale of businesses, property, plant and equipment and other assets	(1.1)	2.1	8.7	2.4
(Gain) loss on re-measurement of exchangeable debentures and a portfolio investment	(18.9)	11.8	(5.9)	(41.5)
Loss on debt refinancing	1.4	—	1.4	331.6
Repayment of accrued interest on Senior Discount Notes	—	—	—	(191.3)
Amortization of financing costs and long-term debt discount	2.8	2.4	4.3	7.4
Future income taxes	6.1	(19.1)	(22.6)	(109.5)
Non-controlling interest	28.9	24.6	13.2	(61.7)
Other	(4.5)	0.1	(1.1)	6.7

	238.9	200.0	382.2	215.4

Net change in non-cash balances related to operations	19.6	90.8	41.6	(106.0)

Cash flows provided by continuing operations	258.5	290.8	423.8	109.4
Cash flows provided by discontinued operations	0.9	0.4	1.4	1.3

Cash flows provided by operations	259.4	291.2	425.2	110.7

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(6.3)	(3.5)	(9.5)	(6.4)
Proceeds from disposal of businesses, net of cash and cash equivalents	—	—	—	31.5
Additions to property, plant and equipment	(157.7)	(228.2)	(362.8)	(378.4)
Net decrease in temporary investments	1.0	40.5	1.0	40.5
Decrease (increase) in restricted cash and cash equivalents and temporary investments	5.9	(11.3)	(0.6)	(11.3)
Proceeds from disposal of assets	6.1	(4.4)	51.6	5.7
Other	(1.3)	(0.9)	(1.3)	(1.7)

Cash flows used in investing activities	(152.3)	(207.8)	(321.6)	(320.1)

Cash flows related to financing activities
Net (decrease) increase in bank indebtedness	(10.7)	(4.3)	(9.8)	4.7
Issuance of long-term debt, net of financing fees	50.3	285.4	58.4	1,791.0
Net borrowings under revolving bank facilities	6.1	127.0	59.9	33.9
Repayments of long-term debt and unwinding of hedging contracts	(4.6)	(493.8)	(13.5)	(1,623.2)
Repayments of convertible notes	(127.8)	—	(127.8)	—
Net decrease in prepayments under cross-currency swap agreements	—	—	—	21.6
Issuance of capital stock by subsidiaries	1.6	2.6	3.3	4.6
Dividends	(3.2)	(3.2)	(6.4)	(6.4)
Dividends paid to non-controlling shareholders	(6.0)	(15.3)	(12.1)	(57.6)
Other	0.7	0.1	0.8	(1.0)

Cash flows (used in) provided by financing activities	(93.6)	(101.5)	(47.2)	167.6

Net increase (decrease) in cash and cash equivalents	13.5	(18.1)	56.4	(41.8)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(16.3)	(19.6)	(37.1)	(14.1)
Cash and cash equivalents at beginning of period	56.8	78.3	34.7	96.5

Cash and cash equivalents at end of period	$54.0	$40.6	$54.0	$40.6

Cash and cash equivalents consist of
Cash	$22.0	$19.2	$22.0	$19.2
Cash equivalents	32.0	21.4	32.0	21.4

	$54.0	$40.6	$54.0	$40.6

Cash interest payments	$80.3	$76.0	$182.4	$403.2
Cash income tax payments (net of refunds)	12.0	14.6	13.0	61.7

4

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	June 30	December 31
	2007	2006
	(unaudited)	(audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$54.0	$34.7
Resricted cash and cash equivalents and temporary investments	6.6	8.0
Temporary investments	0.4	1.4
Accounts receivable	833.5	945.9
Income taxes	43.5	58.4
Inventories and investments in televisual products and movies	526.9	574.4
Prepaid expenses	70.8	51.8
Future income taxes	155.1	113.2

	1,690.8	1,787.8

PROPERTY, PLANT AND EQUIPMENT	4,298.9	4,517.7
FUTURE INCOME TAXES	56.6	70.6
RESTRICTED CASH	58.0	56.0
OTHER ASSETS (including a portfolio investment with a fair value of $139.5 million as at June 30, 2007)	560.8	706.0
GOODWILL	6,250.9	6,474.4

	$12,916.0	$13,612.5

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$11.8	$21.6
Accounts payable, accrued charges and deferred revenue	1,820.0	1,871.3
Income taxes	30.7	44.5
Future income taxes	1.5	1.6
Additional Amount payable	127.2	122.0
Current portion of long-term debt	70.3	59.0

	2,061.5	2,120.0

LONG-TERM DEBT	4,798.5	5,209.4
EXCHANGEABLE DEBENTURES	302.4	302.8
CONVERTIBLE NOTES	—	137.2
DERIVATIVE FINANCIAL INSTRUMENTS	574.9	583.8
OTHER LIABILITIES	384.6	450.8
FUTURE INCOME TAXES	625.9	635.3
PREFERRED SHARES OF A SUBSIDIARY	175.0	175.0
NON-CONTROLLING INTEREST	2,522.9	2,689.5

SHAREHOLDERS’ EQUITY
Capital stock	346.6	346.6
Retained earnings	1,416.4	1,165.9
Accumulated other comprehensive loss	(292.7)	(203.8)

	1,470.3	1,308.7

	$12,916.0	$13,612.5

5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

REVENUES

Cable	$371.9	$314.3	$730.7	$615.9
Newspapers	241.8	240.9	462.1	460.6
Broadcasting	106.5	103.5	199.8	194.4
Leisure and Entertainment	78.6	66.7	146.8	137.5
Interactive Technologies and Communications	21.9	18.7	42.9	36.7
Internet/Portals	11.7	10.0	23.1	20.4
Head office and inter-segment	(17.1)	(14.2)	(39.0)	(29.7)

	815.3	739.9	1,566.4	1,435.8

Cost of sales and selling and administrative expenses	580.4	532.7	1,143.3	1,069.7
Amortization	71.9	63.5	141.8	128.1
Financial expenses	58.7	62.0	112.8	114.3
Reserve for restructuring of operations and other special charges	5.1	8.1	12.1	7.7
Loss on debt refinancing	—	—	—	331.6
Other	0.6	(1.5)	(0.4)	(1.5)

INCOME (LOSS) BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	98.6	75.1	156.8	(214.1)
Income taxes:
Current	(4.1)	1.7	(6.1)	2.6
Future	10.3	7.2	29.8	(102.5)

	6.2	8.9	23.7	(99.9)

	92.4	66.2	133.1	(114.2)
Non-controlling interest	(8.4)	(7.4)	(8.4)	(5.9)

INCOME (LOSS) FROM CONTINUING OPERATIONS	84.0	58.8	124.7	(120.1)

Income from discontinued operations	4.7	0.4	5.2	0.9

NET INCOME (LOSS)	$88.7	$59.2	$129.9	$(119.2)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Income before amortization, financial expenses, reserve for restructuring of operations and other special charges, loss on debt refinancing and other
Cable	$145.7	$121.9	$294.7	$239.7
Newspapers	54.7	60.2	89.2	97.3
Broadcasting	22.1	18.8	24.8	18.4
Leisure and Entertainment	7.8	(0.5)	7.6	0.5
Interactive Technologies and Communications	0.9	1.5	1.4	3.0
Internet/Portals	1.4	2.7	3.1	5.9
General corporate expenses	2.3	2.6	2.3	1.3

	$234.9	$207.2	$423.1	$366.1

Amortization
Cable	$54.9	$47.2	$108.9	$97.0
Newspapers	10.2	9.4	19.6	17.9
Broadcasting	3.4	3.6	6.6	7.2
Leisure and Entertainment	2.1	2.3	4.1	4.0
Interactive Technologies and Communications	0.7	0.4	1.5	0.8
Internet/Portals	0.4	0.2	0.7	0.4
Head Office	0.2	0.4	0.4	0.8

	$71.9	$63.5	$141.8	$128.1

Additions to property, plant and equipment
Cable	$68.8	$82.6	$157.1	$141.9
Newspapers	12.7	43.1	29.9	73.7
Broadcasting	2.8	1.9	6.3	3.6
Leisure and Entertainment	0.2	0.6	0.4	1.3
Interactive Technologies and Communications	0.6	0.2	1.5	0.5
Internet/Portals	1.5	0.4	2.4	0.6
Head Office	—	—	0.1	0.3

	$86.6	$128.8	$197.7	$221.9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Net income (loss)	$88.7	$59.2	$129.9	$(119.2)

Other comprehensive income, net of income taxes
Unrealized loss on translation of net investments in foreign operations	(1.3)	(0.1)	(1.4)	—
Unrealized gain on derivative instruments, including income tax credits of $9.8 million and $9.3 million in the three-month and six-month periods ended June 30, 2007, respectively	5.6	—	14.7	—

	4.3	(0.1)	13.3	—

COMPREHENSIVE INCOME (LOSS)	$93.0	$59.1	$143.2	$(119.2)

CONSOLIDATED STATEMENTS OF DEFICIT
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Deficit at beginning of period, as previously reported	$2,715.9	$2,726.5	$2,731.5	$2,538.1

Cumulative effect of changes in accounting policies	—	—	14.3	—

Deficit at beginning of period, as restated	2,715.9	2,726.5	2,745.8	2,538.1

Net (income) loss	(88.7)	(59.2)	(129.9)	119.2

	2,627.2	2,667.3	2,615.9	2,657.3

Dividends	11.2	—	22.5	10.0

Deficit at end of period	$2,638.4	$2,667.3	$2,638.4	$2,667.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Cash flows related to operations
Net income (loss) from continuing operations	$84.0	$58.8	$124.7	$(120.1)
Adjustments for:
Amortization of property, plant and equipment	69.6	60.8	137.1	123.5
Amortization of deferred charges and of other assets	2.3	2.7	4.7	4.6
Net loss on derivative instruments and on foreign currency translation of financial instruments	10.2	3.9	8.0	8.7
Loss (gain) on revaluation of the Additional Amount payable	—	4.8	5.2	(3.4)
Loss on debt refinancing	—	—	—	331.6
Repayment of accrued interest on Senior Discount Notes	—	—	—	(191.3)
Amortization of financing costs and long-term debt discount	1.0	1.4	2.0	5.3
Non-controlling interest	8.4	7.4	8.4	5.9
Future income taxes	10.3	7.2	29.8	(102.5)
Other	(3.6)	1.0	(6.6)	(0.5)

	182.2	148.0	313.3	61.8
Net change in non-cash balances related to operations	(8.7)	19.8	(50.6)	(85.1)

Cash flows provided by (used in) continuing operations	173.5	167.8	262.7	(23.3)
Cash flows provided by discontinued operations	0.9	0.4	1.4	0.9

Cash flows provided by (used in) operations	174.4	168.2	264.1	(22.4)

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(1.8)	(3.5)	(5.8)	(6.3)
Additions to property, plant and equipment	(86.6)	(128.8)	(197.7)	(221.9)
Net decrease in temporary investments	1.0	40.5	1.0	40.5
Proceeds from disposal of assets	0.3	0.2	2.8	0.7
Other	(1.1)	(1.0)	(1.2)	(1.7)

Cash flows used in investing activities	(88.2)	(92.6)	(200.9)	(188.7)

Cash flows related to financing activities
Net (decrease) increase in bank indebtedness	(10.9)	(5.9)	(9.8)	4.0
Issuance of long-term debt, net of financing fees	2.0	(0.6)	10.3	1,169.2
Net (repayments) borrowings under revolving bank facilities	(59.8)	(75.7)	(24.1)	166.7
Repayment of long-term debt and unwinding of hedging contracts	(5.1)	(5.2)	(10.4)	(1,134.5)
Net decrease in prepayments under cross-currency swap agreements	—	—	—	21.6
Dividends	(11.2)	(10.0)	(22.5)	(80.0)
Dividends paid to non-controlling shareholders	(0.9)	(1.1)	(1.9)	(2.0)
Other	0.6	0.2	0.8	(0.8)

Cash flows (used in) provided by financing activities	(85.3)	(98.3)	(57.6)	144.2

Net increase (decrease) in cash and cash equivalents	0.9	(22.7)	5.6	(66.9)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.5)	(0.3)	(0.5)	(0.2)
Cash and cash equivalents at beginning of period	38.8	53.3	34.1	97.4

Cash and cash equivalents at end of period	$39.2	$30.3	$39.2	$30.3

Cash and cash equivalents consist of
Cash	$8.6	$10.5	$8.6	$10.5
Cash equivalents	30.6	19.8	30.6	19.8

	$39.2	$30.3	$39.2	$30.3

Cash interest payments	$48.0	$44.8	$103.7	$332.4
Cash income tax payments (net of refunds)	1.2	3.1	(0.9)	7.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	June 30	December 31
	2007	2006
	(unaudited)	(audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$39.2	$34.1
Temporary investments	0.4	1.4
Accounts receivable	412.9	426.2
Income taxes	9.1	17.3
Inventories and investments in televisual products and movies	163.7	158.7
Prepaid expenses	34.6	24.4
Future income taxes	114.2	65.9

	774.1	728.0

PROPERTY, PLANT AND EQUIPMENT	1,876.8	1,830.1
FUTURE INCOME TAXES	59.1	61.1
OTHER ASSETS	181.5	243.6
GOODWILL	3,721.1	3,721.1

	$6,612.6	$6,583.9

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$10.8	$20.6
Accounts payable and accrued charges	571.8	592.4
Deferred revenue	187.8	177.6
Income taxes	3.3	8.8
Amounts payable to parent company and companies under common control	1.0	11.9
Additional Amount payable	127.2	122.0
Current portion of long-term debt	28.6	23.1

	930.5	956.4

LONG-TERM DEBT	2,461.0	2,773.0
DERIVATIVE FINANCIAL INSTRUMENTS	525.4	231.3
OTHER LIABILITIES	68.3	125.2
FUTURE INCOME TAXES	171.9	118.9
NON-CONTROLLING INTEREST	147.6	142.1

SHAREHOLDERS’ EQUITY
Capital stock	1,752.4	1,752.4
Contributed surplus	3,217.2	3,217.2
Deficit	(2,638.4)	(2,731.5)
Accumulated other comprehensive loss	(23.3)	(1.1)

	2,307.9	2,237.0

	$6,612.6	$6,583.9

Supplementary Disclosure Quarter / 6-Month Period Ended June 30, 2007 For additional information, please contact Louis Morin, Vice President and Chief Financial Officer, at (514) 380-1912 or Jean-Francois Pruneau, Treasurer, at (514) 380-4144 Investor.relations@Quebecor.com Safe Harbor Act Statements within this presentation which are not historical facts are « forward looking » statements and « safe harbor statements » under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including but not limited to financial projections, state and federal regulations, construction activities and other risks described in the Company's public filings with the Securities Exchange Commission.

QUEBECOR MEDIA INC.

Supplementary Disclosure
June 30, 2007
Debt Schedule

		(in millions)
Quebecor Media		
Revolving Credit Facility due 2011 (Availability: $100)		-
Export Financing due 2015		$69.6
Term Loan A due 2011		109.4
Term Loan B due 2013		368.3
7 3/4% Senior Notes due 2016		559.4
		1,106.7
Videotron		
Revolving Credit Facility due 2009 (Availability: $450)		50.0
6 7/8% Senior Notes due 2014		702.4
6 3/8% Senior Notes due 2015		185.7
		938.1
Sun Media		
Revolving Credit Facility due 2008 (Availability: $75)		-
Term Loan B due 2009		192.0
Term Loan C due 2009		38.9
7 5/8% Senior Notes due 2013		216.0
		446.9
TVA		71.5
Other		10.8
Total Quebecor Media		$2,574.0
Additional Amount Payable		127.2
Cross-Currency Derivative Instruments (FX Rate Differential)[1]		418.0
Cash-on-Hand		
Quebecor Media		39.6
Videotron	$0.2	
Sun Media	12.6	
Quebecor Media Parent	(31.4)	
Other (subsidiaries not 100% owned)	58.2	
		$39.6

[1] Classified under "Other assets" or "Other liabilities" in Quebecor Media's financial statements

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CABLE

Supplementary Disclosure
June 30, 2007
Operating Results

	2007		2006		
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Homes Passed ('000)	2,475	2,464	2,457	2,449	2,439
Basic Customers ('000)	1,585	1,583	1,572	1,553	1,521
Basic Penetration	64.0%	64.2%	64.0%	63.4%	62.4%
Extended Tier Customers ('000)	1,326	1,324	1,313	1,292	1,264
Extended Tier Penetration	83.7%	83.6%	83.5%	83.2%	83.1%
Digital Set-Top Boxes ('000)	819	782	739	681	628
Digital Customers ('000)	679	653	624	585	546
Digital Penetration	42.8%	41.3%	39.7%	37.7%	35.9%
Cable Internet Customers ('000)	854	828	792	754	711
Cable Internet Penetration	53.9%	52.3%	50.4%	48.6%	46.7%
Telephony Customers ('000)	504	449	398	344	283
Telephony Penetration	31.8%	28.4%	25.3%	22.2%	18.6%
Wireless Customers ('000)	31	20	12	1	Service launched in August 2006

(in millions)	2nd Quarter 2007	2nd Quarter 2006	VAR	YTD 2007	YTD 2006	VAR
Revenues	$371.9	$314.3	18.3%	$730.7	$615.9	18.6%
Cable Television	182.0	167.6	8.6%	359.7	331.8	8.4%
Internet	102.3	83.0	23.3%	201.5	161.6	24.7%
Business Solution	17.7	18.7	-5.3%	35.2	37.4	-5.9%
Telephony	48.2	24.0	100.8%	90.5	42.3	113.9%
Other	21.7	21.0	3.3%	43.8	42.8	2.3%
EBITDA	$145.7	$121.9	19.5%	$294.7	$239.7	22.9%
EBITDA Margin (%)	39.2%	38.8%		40.3%	38.9%	
CAPEX (NCTA Standard Reporting Categories)						
Customer Premise Equipement	$28.0	$32.5		$55.6	$57.2	
Scalable Infrastructure	11.1	15.1		35.0	27.8	
Line Extensions	5.3	9.1		8.0	14.2	
Upgrade / Rebuild	14.5	12.6		32.2	19.7	
Support Capital	9.1	12.9		24.8	21.8	
Total - NCTA Classification	$68.0	$82.1	-17.2%	$155.5	$140.6	10.6%
Other	1.0	1.5		1.9	2.8	
Total - Capital Expenditures	$69.0	$83.6	-17.5%	$157.4	$143.4	9.8%
2-Way Capability	99%	98%		99%	98%	
Cable Television ARPU	$38.28	$36.72		$37.90	$36.44	
Total ARPU	$69.95	$60.17		$68.66	$58.83	

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NEWSPAPERS

Supplementary Disclosure
June 30, 2007
Operating Results

	2nd Quarter			YTD		
	2007	2006	VAR	2007	2006	VAR
Linage ('000)						
Urban Dailies	45,360	45,972	-1.3%	86,325	87,611	-1.5%
(in millions)						
Revenues	$241.8	$240.9	0.4%	$462.1	$460.6	0.3%
Advertising	177.7	174.5	1.8%	335.9	330.4	1.7%
Circulation	38.2	39.6	-3.5%	76.8	79.8	-3.8%
Other	25.9	26.8	-3.4%	49.4	50.4	-2.0%
Urban Dailies [1]	$172.0	$174.8	-1.6%	$333.1	$335.6	-0.7%
Community Newspapers [1]	81.7	80.5	1.5%	153.0	151.1	1.3%
EBITDA	$54.7	$60.2	-9.1%	$89.2	$97.3	-8.3%
EBITDA Margin (%)	22.6%	25.0%		19.3%	21.1%	
Change in Newsprint Expense			-5.0%			-5.5%

[1] Before eliminations

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QUEBECOR MEDIA INC.

Supplementary Disclosure
June 30, 2007
Shares Held in Subsidiaries

	Number of Shares Owned	% Equity	% Voting
TVA	12,227,271	45.2%	99.9%
Canoë	651 [1]	92.5% [2]	100.0% [2]
Nurun [3]	19,076,605	56.0%	56.0%

[1] Excluding 104 shares that are held by TVA

[2] % Equity and % Voting include Quebecor Media's interest in the 104 shares that are held by TVA

[3] Excluding 500,000 shares held by Quebecor World

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
QUEBECOR MEDIA INC.

/s/ Claudine Tremblay

By:	Claudine Tremblay Senior Director, Corporate Secretariat
Date: August 9, 2007